Blue Spa Incorporated
26/F Building A, Times Plaza
20 Zongfu Road
Chengdu 610016, China

VIA EDGAR

June 27, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention: Jay Ingram

Dear Mr. Ingram:

Re:	Blue Spa Incorporated (the “Company”)
Post-effective amendment to Form S-1
Filed: June 3, 2013
File No. 333-169331

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, the Company requests an accelerated review of its post-effective amendment to Form S-1 - Registration Statement for an effective date of Monday, July 1, 2013 at 5:00 p.m. (EST), or as soon thereafter as practicable.

The Company is aware that the filing with the Commission may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission Re: Blue Spa Incorporated Post-effective amendment to Form S-1 Sec File No. 333-169331	June 27, 2013 Page 2

Finally, the Company is also aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Thank you for your co-operation.

Sincerely,

Blue Spa Incorporated

Per:	/s/ Law Yua Yua
Law Yua Yua
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer